FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES SECOND AND FINAL CLOSING OF $50 MILLION FINANCING

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Tuesday, June 13, 2006 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has closed a private placement of 979,663 Series B Convertible Preferred Shares for gross proceeds of $15,675,000.  This is the second and final closing in the previously announced placement of up to $50 million in convertible debt and convertible preferred stock.  Earlier this month, the Company announced the first closing of $34,325,000 in 10% Senior Subordinated Convertible Notes.

The Series B Convertible Preferred Shares will receive dividends at the rate of 10% per annum, payable quarterly, and be redeemed by the Company on February 1, 2008.  Each quarter, holders may elect to receive their dividends in common shares of JED, valued at the trailing fifteen day volume weighted average trading price for the common shares prior to the record date for the dividend.  The outstanding principal may be converted at any time at the holder’s option into common shares of the Company at a conversion price of US$16.00 per share.  Series B Convertible Preferred Shares outstanding on February 1, 2008 will be mandatorily redeemed by the Company.  The Company and holders of the Series B Convertible Preferred Shares and Senior Subordinated Convertible Notes have entered into registration rights agreements pursuant to which the Company is obligated to register with the Securities and Exchange Commission the Company’s common stock into which such Series B Convertible Preferred Shares and Senior Subordinated Convertible Notes are convertible.  In the event of certain new equity issues by the Company, holders of the Series B Convertible Preferred Shares shall have a right of first refusal to participate, on a pro rata basis, in such new issues.

Axiom Capital Management (“Axiom”) acted as placement agent on the transaction and received a 5% cash commission and placement agent warrants to purchase 156,250 common shares through June 12, 2011 at $16.00 per share.  The net proceeds from the placement of the Series B Convertible Preferred Shares to the Company after payment of the 5% cash commission to Axiom and the expenses of the offering, are estimated to be approximately $14.8 million and will be used to reduce JED’s senior credit facility, and to finance the previously announced 2006 drilling program.  “We are pleased to complete this financing and continue our aggressive drilling program,” stated Al Williams, JED’s President.  “We have successfully drilled our first well after breakup in the Ferrier area where we plan to drill up to a total of 22 wells.  Drilling in the Pinedale /Jonah area of Wyoming has begun as part of our multi-well program.”

The securities being offered by JED have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

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JED Oil News Release

June 13, 2006

About Axiom Capital Management, Inc.

Founded in 1990, Axiom Capital Management, Inc. is a full service broker-dealer and an SEC registered investment advisor. Axiom advises small to mid-sized companies on mergers and acquisitions, business combinations, and financing (Corporate Finance for private companies, Investment Banking for public companies).

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering.  Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory approval, the anticipated use of proceeds, the achievement of production targets and drilling programs, the amount, if any, of the conversion of an outstanding note into preferred stock, the timing of the anticipated offering, the need to satisfy conditions precedent to the closing of the offer, including due diligence conditions, and JED's reliance on the agent's performance of its obligations.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com